July 10, 2024 VIA EDGAR	Shannon McNulty 404-504-7735 smcnulty@mmmlaw.com www.mmmlaw.com

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	RealtyMogul Income REIT, LLC
Offering Statement on Form 1-A
Post-Qualification Amendment No. 3
Response dated June 7, 2024
File No. 024-11877

To Whom it May Concern:

This letter is being submitted on behalf of RealtyMogul Income REIT, LLC (File No. 024-11877) (the “Company”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated June 25, 2024 (the “Comment Letter”) regarding the Company’s June 7, 2024 response to the Commission’s prior comments on the Company’s Post-Qualification Amendment No. 3 to its Offering Statement on Form 1-A filed with the Commission on April 9, 2024, as amended by the Company’s Post-Qualification Amendment No. 4 to the Offering Statement on Form 1-A filed with the Commission on May 16, 2024 (the “Previous Filing”), in connection with its offering of common shares pursuant to Regulation A (the “Offering”). A changed-pages only markup of the Previous Filing reflecting the Company’s proposed revisions to the Previous Filing in response to the Comment Letter and other updates necessitated by the passage of time (the “Proposed Revisions”) is attached hereto as Appendix A. If satisfactory to the Staff, the Proposed Revisions will be reflected in the Company’s subsequent filing with the Commission of a Post-Qualification Amendment No. 5 to the Offering Statement on Form 1-A.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced herein with responses immediately following each comment.

Phone: 404.233.7000 | www.mmmlaw.com

1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

Atlanta ● Washington, DC ● Raleigh-Durham ● Savannah

Morris, Manning & Martin, LLP

Securities and Exchange Commission

July 10, 2024

Correspondence submitted June 7, 2024

General

Comment No. 1: We note your distribution reinvestment plan. Please update your cover page to provide an allocation of the securities being offered pursuant to the distribution reinvestment plan. In addition, please revise to clarify how your activities will be done in compliance with Regulation A; for example, please ensure that your analysis and disclosure reflects: (i) confirmation that the distribution reinvestment plan securities are being offered pursuant to Rule 251(d)(3)(i)(B); (ii) confirmation that you will provide investors with a hyperlink to the current offering circular in connection with and at the time of any distribution reinvestment (refer to Rule 251(d)(1)(iii)); (iii) how you will comply with the investment limitations and qualifications for purchaser status set forth in Rule 251(d)(2)(i)(C) with respect to any securities purchased through your distribution reinvestment plan; and (iv) how you will ensure you are eligible to offer and sell securities pursuant to Regulation A at the time of such sales.

Response: In response to the Staff’s comment, the Company has revised the applicable disclosures in the Proposed Revisions to provide the above-requested information.

Comment No. 2: You propose to offer your existing investors the opportunity to purchase additional shares in your offering at regular intervals by participating in your “automatic investment program.” Please revise to clarify how your activities will be done in compliance with Regulation A; for example, please ensure that your analysis and disclosure reflects: (i) that you will obtain the affirmative consent from each holder prior to any and each share purchase made through your “automatic investment program”; (ii) confirmation that you will provide investors with a hyperlink to the current offering circular in connection with and at the time of any such additional monthly investment (refer to Rule 251(d)(1)(iii)); (iii) how you will comply with the investment limitations and qualifications for purchaser status set forth in Rule 251(d)(2)(i)(C) with respect to any share purchases made through your “automatic investment program”; and (iv) how you will ensure you are eligible to offer and sell securities pursuant to Regulation A at the time of such sales.

Response: In response to the Staff’s comment, the Company has revised the applicable disclosures in the Proposed Revisions to provide the above-requested information.

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7735.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Shannon McNulty

Shannon McNulty

cc: Jilliene Helman

APPENDIX A

Proposed Revisions

See attached.

Post-Qualification Amendment No. ~~4~~5
File No. 024-11877

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Securities and Exchange Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

PRELIMINARY OFFERING CIRCULAR

Subject to completion, dated ~~May 16~~[_________], 2024

OFFERING CIRCULAR

RealtyMogul Income REIT, LLC

Sponsored by
RM Sponsor, LLC

Up to $~~65,659,498~~67,475,141 in Common Shares

The United States Securities and Exchange Commission ("SEC") does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the securities offered are exempt from registration.

The use of projections or forecasts in this offering is prohibited. No one is permitted to make any oral or written predictions about the cash benefits or tax consequences you will receive from your investment in our common shares.

	Per Share	Total (2)
Public Offering Price (1)	$ 9.36	$ ~~65,659,498~~62,117,384
Underwriting Discounts and Commissions (3)	$ 0.09	$ ~~656,595~~621,174
Underwriting Discounts and Commissions Funded by Sponsor(3)	$ (0.09)	$ (~~656,595~~621,174)
Proceeds to the Company from this Offering to the Public (Before Expenses)	$ 9.36	$ ~~65,659,498~~62,117,384

Maximum Distribution Reinvestment Plan	$ 9.36	$ 5,357,757

(1)The offering price per share equals our net asset value ("NAV") per share (calculated as our NAV divided by the number of our common shares outstanding as of the end of the prior fiscal quarter) and is adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). Our NAV per share is $9.36, as of March 31, 2024. Investors will pay the most recent publicly announced offering price as of the date of their subscription.

(2)On August 12, 2016, our initial offering of $50,000,000 in our common shares (the "Initial Offering") was qualified by the SEC. On May 7, 2019, we commenced our follow-on offering (the "Follow-on Offering") and terminated our Initial Offering. On May 13, 2022, we commenced our second follow-on offering (the "Second Follow-on Offering" and collectively with the Initial Offering and the Follow-on Offering, the "Offering") and terminated our Follow-on Offering. As of ~~March~~May 31, 2024, we have sold approximately $~~141,398,000~~142,363,000 in our common shares. Pursuant to this offering circular, we are offering up to $~~65,659,498~~67,475,141 in our common shares in our Second Follow-on Offering (comprising $62,117,384 in shares in our primary offering and $5,357,757 in shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A), which represents the value of the shares available to be offered as of ~~March 18~~July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares.

(3)Neither we nor our investors in this offering will pay upfront selling commissions in connection with the purchase of our common shares. Instead, our Sponsor, as defined below, will pay these upfront selling commissions to the broker-dealer executing the sale. Additionally, we will reimburse our Manager, as defined below, for actually incurred, third-party organization and offering costs, which are not expected to exceed 3% of $~~65,659,498~~67,475,141, the value of the shares available to be offered as of ~~March 18~~July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares. With respect to organization and offering costs, the Company reimburses our Manager for all such organization and offering costs. See "*Management Compensation*" for a description of additional fees and expenses that we will pay our Manager and its affiliates, including personnel of our Manager and its affiliates. Additionally, see "*Plan of Distribution*" for additional items of compensation to be received by the broker-dealer involved in this Offering.

Generally, unless you are an accredited investor, no sale may be made to you in this offering, including shares sold pursuant to our distribution reinvestment plan portion, if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to *www.investor.gov***.**

This Offering Circular follows the Form S-11 disclosure format.

The date of this offering circular is ____, 2024.

Our mailing address is:

RealtyMogul Income REIT, LLC
10573 W Pico Blvd
PMB #603
Los Angeles, CA 90064
Attn: Investor Relations

Our telephone number is (877) 781-7153 and our website address is *www.realtymogul.com*.

Investing in our common shares is speculative and involves substantial risks. You should purchase these securities only if you can afford a complete loss of your investment. You should carefully review the "*Risk Factors*" section of this offering circular, beginning on page [22], which contains a detailed discussion of the material risks that you should consider before you invest in our common shares. These risks include the following:

- We have a limited operating history and there is no assurance that we will achieve our investment objectives.
- We may allocate the net proceeds from this offering to investments with which you may not agree.
- This is a blind pool offering as we have not identified all of the investments we intend to make. As such, you will not have the opportunity to evaluate our future investments before we make them, which makes your investment more speculative.
- Our ability to implement our investment strategy is dependent, in part, upon our ability to successfully conduct this offering on the Realty Mogul Platform, as defined below, which makes an investment in us more speculative.
- There are conflicts of interest between us, our Manager and its affiliates.
- We depend on our Manager to select our investments and conduct our operations. We pay fees and expenses to our Manager and its affiliates that were determined as between related parties, and therefore we do not have the benefit of arm's length negotiations of the type normally conducted between unrelated parties.
- Our Manager's executive officers, and key real estate professionals are also officers, directors, managers and/or key professionals of Realty Mogul, Co. and its affiliates. As a result, they will face conflicts of interest, including time constraints and other conflicts created by our Manager's compensation arrangements with us and other affiliates of Realty Mogul, Co.
- Our Sponsor and Manager sponsors and advises RealtyMogul Apartment Growth REIT, Inc., respectively, a real estate program substantially similar to us, and they sponsor and advise additional companies that may compete with us, and neither our Sponsor nor our Manager has an exclusive management arrangement with us.
- By purchasing common shares in this offering, you are bound by the arbitration provisions contained in our subscription agreement which limits your ability to bring class action lawsuits or seek remedy on a class basis.
- This offering is being made pursuant to recently adopted rules and regulations under Regulation A ("Regulation A") of the Securities Act of 1933, as amended (the "Securities Act"). The legal and compliance requirements of these rules and regulations, including ongoing reporting requirements related thereto, are relatively untested.
- If we internalize our management functions, your interest in us could be diluted and we could incur other significant costs associated with being self-managed.
- Our Manager may change our targeted investments and asset allocation without the consent of shareholders, which could result in investments that are different from, and possibly riskier than, those described in this offering circular.
- We have paid, and may continue to pay, distributions from sources other than cash flow from operations, including borrowings, proceeds from asset sales or the sale of our securities in this or future offerings, which may reduce the amount of capital we ultimately invest in real estate and may negatively impact the value of your investment in our common shares.
- The internal accountants or asset managers of our Manager or its affiliates will calculate our NAV on a quarterly basis using valuation methodologies that involve subjective judgments and estimates. As a result, our NAV may not accurately reflect the amount that you might receive for your shares in a market transaction.

RealtyMogul Income REIT, LLC is a Delaware limited liability company formed on March 2, 2016 to invest in and manage a diversified portfolio of investments in commercial real estate loan and equity assets, including, without limitation, senior debt, mezzanine debt, junior debt participation, equity interests, including joint ventures and limited partnerships, preferred equity, and other real estate-related assets. The use of the terms the "Company," "we," "us" or "our" in this offering circular refer to RealtyMogul Income REIT, LLC, unless the context indicates otherwise. We have elected to be taxed, and currently qualify, as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with our taxable year ended December 31, 2016.

We are externally managed by RM Adviser, LLC ("Manager" or "RM Adviser"), which is an affiliate of our sponsor, RM Sponsor, LLC ("Sponsor"). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager manages our day-to-day operations. Our Manager will make all decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations set forth in our second amended and restated limited liability company agreement, as amended ("LLC Agreement"). Our Manager will also provide asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our capital. Our Manager relies on certain employees of Realty Mogul, Co. who provide certain services to our Manager pursuant to a shared services agreement between our Manager and Realty Mogul, Co. See "*Management—Shared Services Agreement*."

On August 12, 2016, our Initial Offering was qualified by the SEC. On May 7, 2019, we commenced our Follow-on Offering and terminated our Initial Offering. On May 13, 2022, we commenced our Second Follow-on Offering and terminated our Follow-on Offering.

We are offering in this Second Follow-on Offering up to $~~65,659,498~~67,475,141 in our common shares~~, including shares sold~~ (comprising $62,117,384 in shares in our primary offering and $5,357,757 in shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A), which represents the value of the shares available to be offered as of ~~March 18~~July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares. Our offering price per share equals our NAV per share (calculated as our NAV divided by the number of our common shares outstanding as of the end of the prior fiscal quarter) and is adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). Investors will pay the most recent publicly announced offering price as of the date of their subscription. Our website, *www.realtymogul.com*, will identify the current offering price per share as well as our NAV per share. See *"Description of Our Common Shares — Distribution Reinvestment Plan"* for additional information.

We expect to offer our common shares in the Second Follow-on Offering until May 13, 2025, which is three years from the qualification date of the Second Follow-on Offering, unless our board of managers terminates the Second Follow-on Offering at an earlier date or all shares being offered have been sold, in which case the Second Follow-on Offering will be terminated. Our board of managers may extend the Second Follow-on Offering as permitted under applicable law. In no event will we extend the Second Follow-on Offering beyond 180 days after the third anniversary of the initial qualification date.

As of the date of this offering circular, the offering price per share is $9.36. Our offering price equals our NAV per share and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). Our NAV per share is $9.36, as of March 31, 2024. Investors will pay the most recent publicly announced offering price as of the date of their subscription. Our website, *www.realtymogul.com*, will identify the current offering price per share as well as our NAV per share. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth herein). No sales commissions will be paid with respect to shares purchased pursuant to the distribution reinvestment plan. See *"Description of Our Common Shares—Distribution Reinvestment Plan"* for additional information.

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this offering circular and any accompanying offering circular supplements, which we refer to collectively as the offering circular. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with different information. This offering circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this offering circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This offering circular is part of an offering statement that we filed with the SEC using a continuous offering process. Periodically, as we make material investments, update our quarterly NAV per share amount or have other material developments, we will provide an offering circular supplement that may add, update or change information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled "*Additional Information*" below for more details.

The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov, or on the Realty Mogul Platform website, www.realtymogul.com. The contents of the Realty Mogul Platform website (other than the offering statement, this offering circular and the appendices and exhibits thereto) are not incorporated by reference in or otherwise a part of this offering circular.

Our Manager and those selling shares on our behalf in this offering will be permitted to make a determination that the purchasers of shares in this offering, including participants in our distribution reinvestment plan and automatic investment program at the time of such distribution reinvestments or automatic investments, are "qualified purchasers" in reliance on the information and representations provided by the shareholder regarding the shareholder's financial situation. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

ii

There is no regular trading market for our shares. We do not expect that a regular trading market will develop unless we list our shares on a national securities exchange, and we currently do not intend to list our shares. Further, following the conclusion of this offering, our board of managers may in its sole discretion, amend, suspend, or terminate the share repurchase program at any time. Reasons we may amend, suspend or terminate the share repurchase program include, but are not limited to, (i) to protect our operations and our remaining shareholders, (ii) to prevent an undue burden on our liquidity, (iii) to preserve our status as a REIT, or (iv) following any material decrease in our NAV. See *"Description of Our Common Shares—Quarterly Share Repurchase Program"* for more details.

Q: Will there be any limits on my ability to redeem my shares?

A: Yes. We intend to limit the number of shares to be repurchased during any calendar year to 5.0% of the weighted average number of common shares outstanding during the prior calendar year (or 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year). While we designed our share repurchase program to allow shareholders to request share repurchases on a quarterly basis (subject to the one-year holding period), we need to impose limitations on the total amount of net repurchases per quarter in order to maintain sufficient sources of liquidity to satisfy share repurchase requests without impacting our ability to invest in commercial real estate assets and maximize investor returns. In the event that we do not have sufficient funds available to repurchase all of the common shares for which share repurchase requests have been submitted in any quarter, such pending requests will be honored on a pro rata basis. For investors who hold common shares with more than one record date, share repurchase requests will be applied to such common shares in the order in which they were purchased, on a first in first out basis. See "*Description of Our Common Shares — Quarterly Share Repurchase Program*" for more details.

Questions about the Offering

Q: What kind of offering is this?

A: We are offering on the Realty Mogul Platform, *www.realtymogul.com*, a maximum of $~~65,659,498~~62,117,384 of our common shares in the primary portion of this offering to the public on a "best efforts" basis at an offering price per share equal to our NAV per share.

7

About RM Technologies, LLC

RM Technologies, LLC, a wholly-owned subsidiary of Realty Mogul, Co., operates the Realty Mogul Platform, which can be found on the website *www.realtymogul.com*. Our common shares will be offered exclusively on the Realty Mogul Platform and executed through RM Securities. Jilliene Helman is the Chief Executive Officer of Realty Mogul, Co. Ms. Helman is responsible for overseeing the day-to-day operations of Realty Mogul, Co. and its affiliates, including RM Technologies, LLC.

Our Structure

The chart below shows the relationship among various Realty Mogul, Co. affiliates and the Company as of the date of this offering circular:

Realty Mogul, Co.
100%
RM Securities, LLC
Realty Mogul Commercial Capital, Co.
RM Admin LLC
RM Manager, LLC
RM Sponsor, LLC
RM Adviser, LLC
RM Communities, LLC
RM Technologies, LLC
< 0.1% ownership
Manager
RealtyMogul Apartment Growth REIT, Inc.
MR II OP, LLC
99.9%
0.01%
RealtyMogul Apartment Growth REIT Operating Partnership, LP
RealtyMogul Income REIT, Inc.

Our Manager and its affiliates will receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets. As described below, we will pay our Manager an asset management fee and we will reimburse our Manager for certain expenses. We also pay to an RM Originator certain loan servicing fees, as described below. Our Manager and its affiliates will also be paid certain fees by the borrower that receives a loan from us or the special purpose entity that issues equity or preferred equity to us.

Additionally, our Sponsor will pay a sales commission of up to 1.00% to RM Securities for its services in connection with the sale of our shares. Such sales commissions will not be paid by us or our investors. A portion of the sales commission will be paid to employees of Realty Mogul, Co., who are serving as registered representatives of RM Securities in connection with the sale of our shares. The actual amount of sales commissions that will be paid is dependent upon the offering proceeds we raise. The total broker sales commissions, assuming the maximum amount of the primary portion of this offering is raised and up to a 1.00% commission is paid on each executed sale, will be $~~656,595~~621,174.

14

Distributions

Effective as of __________, 2024, the authorization of distributions is within the powers, duties and responsibilities delegated to our board of managers by our Manager. Previously, our Manager authorized distributions.

Our Manager has authorized and we have paid, and we expect that our board of managers will continue to authorize and we will continue to pay, distributions monthly in arrears; however, our board of managers may authorize other periodic distributions as circumstances dictate. As of ~~April~~June 30, 2024, our Manager had authorized and we had paid ~~90~~92 consecutive monthly distributions.

Distributions are not guaranteed. Any distributions we make are at the discretion of our board of managers, and are based on, among other factors, our present and reasonably projected future cash flow. Distributions are paid and will continue to be paid to shareholders as of the record dates selected by our board of managers. In addition, our board of managers' discretion as to the payment of distributions is limited by the REIT distribution requirements, which generally require that we make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain. Moreover, even if we make the required minimum distributions under the REIT rules, we are subject to federal income and excise taxes on our undistributed taxable income and gains. As a result, we intend to make such additional distributions, beyond the minimum REIT distribution, to avoid such taxes. See "*Description of Our Common Shares — Distributions*" and "*U.S. Federal Income Tax Considerations*."

Any cash distributions that we make directly impacts our NAV by reducing the amount of our assets. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative), less any applicable share repurchase fees, will produce your total return.

Our distributions, including distributions that are reinvested pursuant to our distribution reinvestment plan, constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder's adjusted tax basis in the holder's shares, and to the extent that it exceeds the holder's adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. Distributions reinvested pursuant to our distribution reinvestment plan will be considered a new purchase of shares as of the distribution date.

We calculate distributions daily for shareholders of record as of the close of business on each day of the applicable monthly period (each such period, the "Distribution Period"). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. We expect that distributions will be paid on or about the 15th day of the month following each Distribution Period.

Leverage

Although we do not expect to use leverage at the portfolio level, we use property-level leverage in connection with our equity investments, which, in the aggregate across the portfolio, we do not expect to exceed 75% of the cost (before deducting depreciation or other non-cash reserves) of our total assets, capital expenditures and closing costs. Please see "*Investment Objectives and Strategy*" for more details.

Valuation Policies

At the end of each fiscal quarter (or as soon as commercially reasonable thereafter), the internal accountants or asset managers of our Manager or its affiliates will calculate our NAV per share. The NAV per share calculation will reflect the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of the determination date. Our commercial real estate assets and investments constitute a significant component of our total assets. We will take estimated values of each of our commercial real estate assets and

Because we are limited in the amount of funds we can raise, we will be limited in the number and type of investments we make and the value of your investment in us will fluctuate with the performance of the specific assets we acquire.

This offering is being made on a "best efforts" basis. Further, under Regulation A, we are only allowed to sell up to $~~65,659,498~~67,475,141 of our common shares in this Second Follow-on Offering (comprising $62,117,384 in shares in our primary offering and $5,357,757 in shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A) out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares. We expect the size of the investments that we make will average about $4.0 million to $10.0 million per asset. As a result, the amount of proceeds we raise in this offering may be substantially less than the amount we would need to achieve a diversified portfolio of investments, even if we are successful in raising the maximum offering amount. If we are unable to raise substantial funds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments that we make. In that case, the likelihood that any single asset's performance would adversely affect our profitability will increase. Your investment in our shares will be subject to greater risk to the extent that we lack a diversified portfolio of investments. Further, we will have certain fixed operating expenses, including certain filings with the SEC, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Our investments may be concentrated and will be subject to risk of default.

While we intend to diversify our portfolio of investments in the manner described in this offering circular, we are not required to observe specific diversification criteria. We have not established and do not plan to establish any investment criteria to limit our exposure to these risks for future investments. To the extent that our portfolio is concentrated in any one geographic region or type of security, downturns relating generally to such region or type of security may result in defaults on a number of our investments within a short time period, which may reduce our net income and the value of our shares and, accordingly, may reduce our ability to pay distributions to you.

Any adverse changes in Realty Mogul, Co.'s financial health or our relationship with Realty Mogul, Co. or its affiliates could hinder our operating performance and the return on your investment.

At this early stage in its development, Realty Mogul, Co. has funded substantially all of its operations with proceeds from private financings. To meet its financing requirements in the future, it may raise funds through equity offerings, debt financings or strategic alliances. Raising additional funds may involve agreements or covenants that restrict Realty Mogul, Co.'s business activities and options. Additional funding may not be available to it on favorable terms, or at all. If Realty Mogul, Co. is unable to obtain additional funds, it may be forced to reduce or terminate its operations. Any inability for Realty Mogul, Co. to fund its operations could have a substantial and deleterious effect on our business and operations.

We have engaged our Manager to manage our operations and our portfolio of investments in commercial real estate loan and equity assets, including, without limitation, senior debt, mezzanine debt, junior debt participation, equity interests, including joint ventures and limited partnerships, preferred equity, and other real estate-related assets. Our Manager's employees are also personnel of Realty Mogul, Co. and perform services through a shared services agreement between our Manager and Realty Mogul, Co. Our ability to achieve our investment objectives and to pay distributions is dependent upon the performance of our Manager and its affiliates as well as Realty Mogul, Co.'s real estate professionals in the identification and acquisition of investments, the management of our assets, and operation of our day-to-day activities. Any adverse changes in Realty Mogul, Co.'s financial condition or our relationship with Realty Mogul, Co. could hinder our Manager's ability to successfully manage our operations and our portfolio of investments.

We are dependent on our Manager and Realty Mogul, Co.'s key personnel for our success.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Potential investors in this offering do not have preemptive rights to any shares we issue in the future. Under our LLC Agreement, we have authority to issue an unlimited number of additional common shares or other securities, although, under Regulation A, we are only allowed to sell up to $75,000,000 in our common shares in the Second Follow-on Offering less the amount sold in the Follow-on Offering during the 12-month period prior to the commencement of the Second Follow-on Offering. In particular, our board of managers is authorized, subject to the restrictions of Regulation A and other applicable securities laws, to provide for the issuance of an unlimited amount of one or more classes or series of shares in the Company, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series, without shareholder approval. After your purchase in this offering, our board of managers may elect to (i) sell additional shares in this or future public offerings, (ii) issue equity interests in private offerings, or (iii) issue shares to our Manager, or its successors or assigns, in payment of an outstanding fee obligation. To the extent we issue additional equity interests after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

In the future, we may elect to become a reporting company under the Exchange Act, which could lead to increased reporting requirements.

We are not currently a reporting company under the Exchange Act, but we may elect to become a public reporting company in the future. If we choose to become a reporting company, we would be required to comply with certain public company reporting requirements, including filing reports on Forms 10-K, 10-Q, and 8-K. These increased reporting requirements could lead to more significant legal, accounting and other expenses.

Risks Related to the Realty Mogul Platform

The Realty Mogul Platform may not operate as we anticipate.

We distribute our shares to the public exclusively on the Realty Mogul Platform, with all sales of such shares on the Realty Mogul Platform expected to be executed by RM Securities. The use of the Realty Mogul Platform by RM Securities is pursuant to a software and technology license agreement between RM Securities and RM Technologies. We anticipate that we will be able to use the Realty Mogul Platform to sell our shares through RM Securities. If the Realty Mogul Platform experiences technical challenges that inhibit our ability to sell shares on the platform, ~~we~~RM Securities may need to implement more manpower-intensive strategies to sell our shares, ~~which could lead to an increase in expenses and a corresponding decrease in the value of our common shares~~and such strategies may not be successful and, as a result, we may not raise the anticipated proceeds in this offering.

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If the security of our investors' confidential information stored ~~in RM Technologies, LLC's systems~~on the Realty Mogul Platform is breached or otherwise subjected to unauthorized access, your secure information may be stolen.

The ~~Realty Mogul Platform~~Company and its affiliates may store investors' bank information and other personally-identifiable sensitive data through the Realty Mogul Platform. The Realty Mogul Platform is hosted in data centers that are compliant with payment card industry security standards and the website uses daily security monitoring services provided by Imperva certification and Incapsula. However, any accidental or willful security breach or other unauthorized access could cause your secure information to be stolen and used for criminal purposes, and you would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, the Realty Mogul Platform and its third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our investors and real estate companies to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, could result in a loss of investors, and the value of your investment in us could be adversely affected.

Any significant disruption in service on the Realty Mogul Platform or in its computer or communications systems could ~~reduce its attractiveness and result in a loss of users~~harm RM Securities' ability to execute sales of shares on the Realty Mogul Platform.

We will conduct this offering on the Realty Mogul Platform, which is operated by RM Technologies, LLC, an affiliate of Realty Mogul, Co., with all sales of our common shares on the Realty Mogul Platform expected to be executed through RM Securities. The success of this offering depends on ~~our~~RM Securities' ability to sell shares on the Realty Mogul Platform. If a catastrophic event resulted in a Realty Mogul Platform outage and physical data loss, ~~the Realty Mogul Platform's~~RM Securities' ability to perform its obligations would be materially and adversely affected. The satisfactory performance, reliability, and availability of RM Technologies, LLC's technology and its underlying hosting services infrastructure are critical to RM ~~Technologies, LLC's operations, level of customer service, reputation and~~Securities' ability to ~~attract new users and retain existing users~~execute sales of shares on the Realty Mogul Platform. RM Technologies, LLC's hosting services infrastructure is provided by a third party hosting provider (the "Hosting Provider"). RM Technologies, LLC also maintains a backup system at a separate location that is owned and operated by a third party. There is no guarantee that access to the Realty Mogul Platform will be uninterrupted, error-free or secure. RM Technologies, LLC's operations depend on the Hosting Provider's ability to protect its and RM Technologies, LLC's systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If RM Technologies, LLC's arrangement with the Hosting Provider is terminated, or there is a lapse of service or damage to its facilities, the Realty Mogul Platform could experience interruptions in its service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in RM Technologies, LLC's service, whether as a result of an error by the Hosting Provider or other third-party error, RM Technologies, LLC's own error, natural disasters or security breaches, whether accidental or willful, could harm our ability to perform any services for corresponding project investments or maintain accurate accounts, and could harm RM ~~Technologies, LLC's relationships with its users and RM Technologies, LLC's reputation. Additionally, in the event of damage or interruption, RM Technologies, LLC's insurance policies may not adequately compensate RM Technologies, LLC for any losses that we may incur~~Securities' ability to execute sales of shares on the Realty Mogul Platform. RM Technologies, LLC's disaster recovery plan has not been tested under actual disaster conditions, and it may not have sufficient capacity to recover all data and services in the event of an outage at a facility operated by the Hosting Provider. Any of these factors could prevent ~~us~~RM Securities from processing or posting payments on the corresponding investments, damage RM Technologies, LLC's, Realty Mogul, Co.'s, RM Securities' and our brand and reputation, divert Realty Mogul, Co.'s employees' attention, and cause users to abandon the Realty Mogul Platform.

If Realty Mogul, Co. or RM Technologies, LLC were to enter bankruptcy proceedings, the operation of the Realty Mogul Platform and the activities with respect to our operations and business would be interrupted and subscription proceeds held in a segregated account may be subject to the bankruptcy.

The success of this offering depends on ourRM Securities' ability to sellexecute sales of shares on the Realty Mogul Platform. If Realty Mogul, Co. or RM Technologies, LLC were to enter bankruptcy proceedings or were to cease operations, weRM Securities would be required to find other ways to meet obligations regarding our operations and business. Pursuingsolicit purchasers for our common shares and execute sales of our common shares. Should RM Securities need to pursue such alternatives, that could harm our operations and business by resulting in delays in the disbursement of distributions or the filing of reports or requiring us to pay significant fees to another company that we engage to perform services for us.

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If Realty Mogul, Co. establishes additional REITs and other Realty Mogul Platform investment opportunities in the future, there may be conflicts of interests among the various REIT offerings.

Our Sponsor and our Manager, which are wholly owned subsidiaries of Realty Mogul, Co., currently sponsor and manage, respectively, RealtyMogul Apartment Growth REIT, Inc.~~, whose follow-on offering was qualified on December 23, 2020.~~ In addition, our Sponsor and our Manager may sponsor and manage additional REIT offerings in the future, and continue to offer investment opportunities on the Realty Mogul Platform, including offerings that will acquire or invest in commercial real estate loans and other real estate-related assets. These additional REITs may have investment criteria that compete with us. Except under any policies that may be adopted by our Manager or Sponsor, no REIT (including us) or Realty Mogul Platform investment opportunity will have any duty, responsibility or obligation to refrain from:

- engaging in the same or similar activities or lines of business as any other REIT or Realty Mogul Platform investment opportunity;
- doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any REIT or Realty Mogul Platform investment opportunity;
- engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any REIT or Realty Mogul Platform investment opportunity;
- establishing material commercial relationships with another REIT or Realty Mogul Platform investment opportunity; or
- making operational and financial decisions that could be considered to be detrimental to another REIT or Realty Mogul Platform investment opportunity.

In addition, any decisions by our Sponsor or Manager to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one REIT more than another REIT or limit or impair the ability of any REIT to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular REIT that such arrangements or agreements include or not include another REIT, as the case may be. Any of these decisions may benefit one REIT more than another REIT.

The conflicts of interest policy we have adopted may not adequately address all of the conflicts of interest that may arise with respect to our activities and is subject to change or suspension.

In order to avoid any actual or perceived conflicts of interest among the REITs and with our Manager's officers and affiliates, we have adopted a conflicts of interest policy to specifically address some of the conflicts relating to our activities. There is no assurance that this policy will be adequate to identify or resolve all of the conflicts that may arise or will identify or resolve such conflicts in a manner that is favorable to us. Our board of managers may modify, suspend or rescind our conflicts of interest policy, including any resolution implementing the provisions of the conflicts of interest policy, in each case, without a vote of our shareholders.

Risks Related to Our Shares and Investments

Investing in our shares may involve a high degree of risk.

The investments we make in accordance with our investment objectives may result in a high amount of risk when compared to alternative investment options and volatility or loss of principal. Our investments may be highly speculative and aggressive, are subject to credit risk, interest rate, and market value risks, among others, and therefore an investment in our shares may not be suitable for someone with lower risk tolerance.

We may not realize income or gains from our investments.

We invest to generate both current income and capital appreciation. The investments we invest in may, however, not appreciate in value and, in fact, may decline in value, and the debt securities we invest in may default

ESTIMATED USE OF PROCEEDS

The table below sets forth our estimated use of proceeds from this offering, assuming we sell in this offering $~~65,659,498~~67,475,141 in shares, the maximum offering amount. As of the date of this offering circular, our offering price per share is $9.36, which, as previously disclosed, equals our most recent NAV per share.

Our price per share will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter), and will equal our NAV per share (calculated as our NAV divided by the number of our common shares outstanding as of the end of the prior fiscal quarter). As of ~~March~~May 31, 2024, we have raised total gross offering proceeds of approximately $~~141,398,000~~142,363,000 from settled subscriptions and issued an aggregate of approximately ~~13,804,000~~13,903,000 common shares. We have used and intend to continue to use substantially all of the proceeds of this offering to invest and manage a diversified portfolio of investments in commercial real estate loan and equity assets, including, without limitation, senior debt, mezzanine debt, junior debt participation, equity interests, including joint ventures and limited partnerships, preferred equity, and other real estate-related assets.

We expect that any expenses or fees payable to our Manager for its services in connection with managing our daily affairs will be paid from cash flow from operations. If such fees and expenses are not paid from cash flow (or not waived) they will reduce the cash available for investment and distribution and will directly impact our NAV. See "*Management Compensation*" for more details regarding the fees that will be paid to our Manager and its affiliates, including personnel of our Manager and its affiliates. Many of the amounts set forth in the table below represent our Manager's best estimate since they cannot be precisely calculated at this time.

We may not be able to promptly invest the net proceeds of this offering in commercial real estate loan and equity assets, including, without limitation, senior debt, mezzanine debt, junior debt participation, equity interests, including joint ventures and limited partnerships, preferred equity, and other real estate-related assets. Accordingly, from time to time, we will have excess cash that we need to manage, pending its distribution to our shareholders or investment by us in accordance with our investment strategy.

		Maximum Offering Amount
Gross Offering Proceeds	$	~~65,659,498~~67,475,141
Less Distribution Reinvestment Plan:		5,357,757
Less Offering Expenses:		
Selling Commissions (1)		~~656,595~~621,174
Selling Commissions Funded by Sponsor(1)		(~~656,595~~621,174)
Organization and Offering Expenses (2)(3)		~~1,969,785~~2,024,254
Amount Available for Investments	$	~~63,689,713~~60,093,130

(1) Neither we nor our sponsor will pay upfront selling commissions in connection with the purchase of our common shares. Our Sponsor will pay these upfront selling commissions to the broker-dealer executing the sale. No selling commissions will be paid with respect to shares purchased pursuant to our distribution reinvestment plan. Accordingly, the amount of selling commissions set forth in the table above represents 1.0% of the maximum primary offering amount of $62,117,384.

(2) We will reimburse our Manager for actually incurred, third-party organization and offering costs, which are not expected to exceed 3% of or $~~65,659,498~~67,475,141, the value of the shares available to be offered as of ~~March 18~~July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares. Please see "*Management Compensation*" for a description of additional fees and expenses that we will pay our Manager and its affiliates, including personnel of our Manager and its affiliates.

• ***Conflicts of Interest***: review the conflicts of interest policies of the Company, which currently require, among other actions, special approvals for certain related party transactions by the Company.

• ***REIT Qualification***: take such action from time to time as the board of managers determines is necessary or appropriate in order to maintain the Company's qualification as a REIT; *provided*, *however*, if the board of managers determines that it is no longer in the best interests of the Company to continue to be qualified as a REIT, the board of managers may authorize the Company to revoke or otherwise terminate its REIT election pursuant to Section 856(g) of the Code.

• ***Dissolution, Termination and Liquidation***: authorize the dissolution of the Company. Upon dissolution of the Company, the board of managers shall select one or more persons to act as liquidator pursuant to the terms described in Sections 8.2 and 8.3 of the LLC Agreement.

• ***General Powers***: the board of managers shall have such general powers, duties and responsibilities set forth in the charter of the board of managers.

Compensation of Board of Managers

We pay to each member of our board of managers a retainer of 1,000 common shares per year. All members of the board of managers will receive reimbursement of all reasonable out-of-pocket expenses incurred in connection with their service to the Company, including attendance at each meeting of the board of managers. Members of the board of managers are not reimbursed by us, our Sponsor, our Manager or any of their affiliates for spouses' expenses to attend events (if any) to which spouses are invited.

Our Manager

Our Manager manages our day-to-day affairs and implements our investment strategy. A majority of the investment committee of our Manager will approve each of our investments. Jilliene Helman, our Manager's Chief Executive Officer, and Eric Levy, our Manager's Managing Director, make up our Manager's investment committee. Our Manager and its officers are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We will follow the investment and borrowing policies set forth in this offering circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our LLC Agreement. We have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities. Our Manager is a wholly-owned subsidiary of Realty Mogul, Co.

Our Manager currently manages another REIT with similar investment objectives, RealtyMogul Apartment Growth REIT, Inc.~~, which commenced its follow-on offering on December 23, 2020~~. RealtyMogul Apartment Growth REIT, Inc. has not established a targeted date or time frame for pursuing a liquidity event, although it has disclosed in its offering circular that it expects to seek a liquidity transaction in the future if it determines that such transaction is in its best interests.

Responsibilities of our Manager

The responsibilities of our Manager include, which may, in the Manager's discretion, be delegated to our board of managers:

Investment Advisory and Acquisition Services

Holdings of our Common Shares

Our Sponsor has invested $2,500 in us through the purchase of 250 common shares in a private placement at $10.00 per share.

Realty Mogul Platform

We will conduct this offering on the Realty Mogul Platform. The Realty Mogul Platform is operated by RM Technologies, LLC, a wholly-owned subsidiary of Realty Mogul, Co. We will not pay RM Technologies, LLC any sales commissions or other remuneration for hosting this offering on the Realty Mogul Platform. The Realty Mogul Platform was formed in 2013 and has a limited operating history. See "*Risk Factors - Risks Related to the Realty Mogul Platform.*"

License Agreement

We have entered into a license agreement with Realty Mogul, Co., pursuant to which Realty Mogul, Co. has granted us a non-exclusive, royalty free license to use the name "Realty Mogul". Other than this license, we have no legal right to use the "Realty Mogul" name. In the event that our Manager ceases to manage us, we would be required to change our name to eliminate the use of "Realty Mogul."

Prior Performance of Our Sponsor

Realty Mogul, Co. and its affiliates historically have not sponsored real estate investment programs. However, in 2017, our Sponsor, RM Sponsor, LLC, a subsidiary of Realty Mogul, Co., sponsored RealtyMogul Apartment Growth REIT, Inc. ("RealtyMogul Apartment Growth REIT"), a Maryland corporation that has elected to be taxed as a REIT beginning with the taxable year ended December 31, 2017.

RealtyMogul Apartment Growth REIT

RealtyMogul Apartment Growth REIT is a Maryland corporation formed on January 13, 2017 to own and manage a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. On August 23, 2017, RealtyMogul Apartment Growth REIT commenced its initial offering (the "RealtyMogul Apartment Growth REIT Initial Offering") of $50,000,000 in shares of common stock. On December 23, 2020, RealtyMogul Apartment Growth REIT commenced its follow-on offering (the "RealtyMogul Apartment Growth REIT Follow-on Offering," and together with the RealtyMogul Apartment Growth REIT Initial Offering, the "RealtyMogul Apartment Growth REIT Offering") and terminated the RealtyMogul Apartment Growth REIT Initial Offering. ~~Pursuant to its follow-on offering~~On December 20, 2023, RealtyMogul Apartment Growth REIT ~~is offering up to $57,903,648 in~~filed an offering statement in anticipation of its second follow-on offering pursuant to Regulation A with the SEC. As permitted under Regulation A, RealtyMogul Apartment Growth REIT continued to offer shares of its common stock pursuant to the RealtyMogul Apartment Growth REIT Follow-on Offering until the earlier of the qualification date of the offering statement for its second follow-on offering or 180 calendar days after December 23, 2023. Such 180-calendar-day period expired on June 20, 2024, at which time RealtyMogul Apartment Growth REIT suspended the offering of shares of its common stock in the RealtyMogul Apartment Growth REIT Offering, including the issuance of shares ~~sold~~ pursuant to its distribution reinvestment plan, ~~which represents the value of the shares available to be offered as of December 8, 2022 out of the rolling 12-month maximum offering amount of $75,000,000 in shares of its common stock at that time~~until the SEC's qualification of the offering statement for its second follow-on offering, if such qualification occurs. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50,000,000 to $75,000,000. This amendment was effective March 15, 2021, and RealtyMogul Apartment Growth REIT ~~is utilizing~~utilized such increased offering amount in its follow-on offering.

As of ~~March~~May 31, 2024, RealtyMogul Apartment Growth REIT had issued approximately ~~6,125,000~~6,183,000 shares of its common stock in the RealtyMogul Apartment Growth REIT Offering for gross offering proceeds of approximately $~~63,827,000. RealtyMogul Apartment Growth REIT expects to continue to offer shares of its common stock in the RealtyMogul Apartment Growth REIT Follow-on Offering until the earlier of (i) the qualification date of the RealtyMogul Apartment Growth REIT second follow-on offering, in anticipation of which RealtyMogul Apartment Growth REIT filed an offering statement on December 20, 2023, (ii) 180 days after December 23, 2023, or (iii) the date on which the maximum offering amount has been raised, unless the RealtyMogul Apartment Growth REIT Follow-on Offering is terminated by its board of directors at an earlier time.~~64,333,000.

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MANAGEMENT COMPENSATION

Our Manager and its affiliates, including personnel of our Manager and its affiliates, will receive fees and expense reimbursements for services relating to this offering and the investment, management and servicing of our assets. As described below, we will pay our Manager an asset management fee and we will reimburse our Manager for certain expenses. We will also pay to an RM Originator certain servicing and special servicing fees in connection with loans and preferred equity investments, as described below. The remainder of the fees described below will be paid to our Manager or its affiliates by affiliated and unaffiliated third parties in connection with the investment and/or management of loans, equity investments, and preferred equity investments.

Additionally, our Sponsor will pay a sales commission of up to 1.00% to RM Securities for its services in connection with the sale of our shares. Such sales commissions will not be paid by us or our investors. A portion of the sales commission will be paid to employees of Realty Mogul, Co., who are serving as registered representatives of RM Securities in connection with the sale of our shares. The actual amount of sales commissions that will be paid is dependent upon the offering proceeds we raise. The total broker sales commissions, assuming the maximum amount of the primary portion of this offering is raised and up to a 1.00% commission is paid on each executed sale, will be $~~656,595~~621,174.

Fees Paid by Us

The following table sets forth the fees and expense reimbursements paid directly by us to our Manager and/or its affiliates for services relating to this offering and the investment, management and servicing of our assets:

Form of Compensation and Recipient	Determination of Amount	Estimated Amount
	Organization and Offering Stage	
Reimbursement of Organization and Offering Expense-Manager	Our Manager or its affiliates has paid and may continue to pay organization and offering expenses on our behalf. We will reimburse our Manager for actually incurred third-party organization and offering costs it incurs on our behalf, the amount of which will depend on the offering proceeds we raise. See "Estimated Use of Proceeds" for more details.	We expect total organization and offering expenses to be no more than 3% of gross offering proceeds. For the year ended December 31, 2023, we paid $113,884 to our Manager for reimbursement of actually incurred organization and offering costs.
	Operational Stage	
Asset Management Fee - Manager	We will pay our Manager a monthly asset management fee equal to an annualized rate of 1.00% payable in arrears, which will be based on the total equity value. For purposes of this fee, total equity value equals (a) our then-current NAV per share, multiplied by (b) the number of our common shares then outstanding.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations and changes to our NAV. We cannot determine these amounts at the present time. For the year ended December 31, 2023, we paid an aggregate of $1,192,435 of asset management fees to our Manager.

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certain guarantees associated with the financing of certain investments and may receive fees associated with such guarantees. We believe our ability to execute our investment strategy is enhanced through access to an RM Originator's direct origination capabilities, as opposed to a strategy that relies solely on buying assets in the open market from third party originators. As of ~~March 31~~June 30, 2024, we have 16 real estate equity investments, including 15 joint venture equity investments and one preferred equity investment, with the underlying real estate spread across seven states. Of the 23 debt or debt-like investments that we have originated, 22 have paid off in full, totaling over $55 million. Moreover, 10 debt or debt-like investments have paid off since the outbreak of the COVID-19 pandemic, including five office assets, three retail assets and two multifamily assets. We have structured our current portfolio with significant concentrations of multifamily assets and office assets with strong tenancy, which we believe are economically resilient asset types, especially given the current economic climate.

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11/1/2023 – 11/30/2023	10/24/2023	12/15/2023	$	0.0017	$	10.30	6.0%	6.0%(10)
12/1/2023 – 12/31/2023	10/24/2023	1/15/2024	$	0.0017	$	10.30	6.0%	6.0%(10)
1/1/2024 – 1/23/2024	12/26/2023	2/15/2024	$	0.0017	$	10.30	6.0%	6.0%(10)
1/24/2024 – 1/31/2024	12/26/2023	2/15/2024	$	0.0017	$	10.05	6.1%	6.1%(11)
2/1/2024 – 2/29/2024	12/26/2023	3/15/2024	$	0.0017	$	10.05	6.0%	6.0%(11)
3/1/2024 – 3/31/2024	3/1/2024	4/15/2024	$	0.0017	$	10.05	6.0%	6.0%(11)
4/1/2024 – 4/30/2024	3/1/2024	5/15/2024	$	0.0017	$	10.05	6.0%	6.0%(11)
5/1/2024 – 5/5/2024	4/30/2024	6/15/2024	$	0.0017	$	10.05	6.0%	6.0%(11)
5/6/2024 – 5/31/2024	4/30/2024	6/15/2024	$	0.0017	$	9.36	6.0%	6.0%(12)
6/1/2024 – 6/30/2024	4/30/2024	7/15/2024	$	0.0015	$	9.36	6.0%	6.0%(12)

(1) Dates presented are the dates on which the distributions were scheduled to be distributed; actual distribution dates may vary.
(2) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.78 NAV per share.
(3) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.77 NAV per share.
(4) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.99 NAV per share.
(5) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $11.02 NAV per share.
(6) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $11.00 NAV per share.
(7) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.73 NAV per share.
(8) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.52 NAV per share.
(9) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.28 NAV per share.
(10) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.30 NAV per share.
(11) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.05 NAV per share.
(12) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $9.36 NAV per share.

During the years ended December 31, 2023 and 2022, we paid distributions of approximately $7,326,000 and $6,881,000, respectively, including shares pursuant to the distribution reinvestment plan.

As of ~~April~~June 30, 2024, cumulative since inception, we have paid ~~90~~92 consecutive monthly distributions to shareholders totaling over $~~35,600,000~~36,800,000, of which approximately $~~16,400,000~~17,000,000 was paid in cash and $~~19,200,000~~19,800,000 was reinvested in our shares pursuant to the distribution reinvestment plan.

Our distributions, including distributions that are reinvested pursuant to our distribution reinvestment plan, will constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for

Eligibility

All of our common shareholders are eligible to participate in our distribution reinvestment plan; however, we may elect to deny your participation in our distribution reinvestment plan if you reside in a jurisdiction or foreign country where, in our judgment, the burden or expense of compliance with applicable securities laws makes your participation impracticable or inadvisable.

You must cease participation in our distribution reinvestment plan if you no longer meet the suitability standards or cannot make the other investor representations set forth in the then-current offering circular or in the subscription agreement. Participants must agree to notify us promptly when they no longer meet these standards. See the form of subscription agreement attached as Exhibit 4.1 to this offering circular.

Our Manager and those selling shares on our behalf in this offering will be permitted to make a determination that the participants in our distribution reinvestment plan are "qualified purchasers," during periodic reviews or otherwise of the Company's shareholders' compliance with Regulation A, in reliance on the information and representations provided by the participant in compliance with Rule 251(d)(2)(i)(C) of Regulation A. See *"State Law Exemption and Purchase Restrictions"* on page iii of this offering circular.

Election to Participate

You may elect to participate in our distribution reinvestment plan by completing the subscription agreement, an enrollment form or another approved form available from us. Your participation in our distribution reinvestment plan will begin with the next distribution made after receipt of your enrollment form. You can choose to include all of your investments in our distribution reinvestment plan in their entirely or not at all. You may not choose to include a portion of your investments in the distribution reinvestment plan. In connection with election to participate in our distribution reinvestment plan and at the time of any distribution reinvestment, the Company will provide participants with a hyperlink to the current version of the offering circular for the Second Follow-on Offering.

Share Purchases

Shares will be purchased under our distribution reinvestment plan on the distribution payment dates. Participants in the distribution reinvestment plan may purchase fractional shares so that 100% of the distributions will be used to acquire shares.

Participants in the distribution reinvestment plan will acquire shares at a price equal to the most recently announced NAV per share. No sales commissions will be paid with respect to shares purchased pursuant to the distribution reinvestment plan. A participant in the distribution reinvestment plan will not be permitted to acquire shares under the distribution reinvestment plan to the extent such purchase would cause the Company to exceed the Tier 2 offering limits set forth in this offering circular.

Transaction History

You or your designee will have access to a transaction listing showing your purchases under our distribution reinvestment plan. Your transaction history will contain the following information:

- each distribution reinvested for your account;
- the date of the reinvestment;
- the number and price of the shares purchased by you; and
- the total number of shares in your account.

Use of Proceeds

PLAN OF DISTRIBUTION

We are offering in this Second Follow-on Offering up to $65,659,49867,475,141 in our common shares (comprising $62,117,384 in shares in our primary offering and $5,357,757 in shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A), which represents the value of the shares available to be offered as of March 18July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares. Effective March 15, 2021, pursuant to an amendment adopted by the SEC, the maximum offering amount under Tier 2 of Regulation A increased from $50,000,000 to $75,000,000. All of our common shares are being offered hereby will only be offered on the Realty Mogul Platform at www.realtymogul.com.

Our Sponsor has entered into a Selling and Distribution Agreement with RM Securities. Pursuant to the Selling and Distribution Agreement, our Sponsor will pay up to a 1.00% commission on the proceeds from the sale of any shares that the broker executed. These commissions will not be paid by, or charged to, either the Company or its investors. Additionally, our Sponsor will pay the broker for any reimbursements, including miscellaneous expenses such as mailing or copy charges, which, collectively, shall not exceed $1,000, and such reimbursements are items of value under FINRA rules. All items of compensation in connection with this offering, from any source, payable to RM Securities, its affiliates or other participating broker-dealers, shall not exceed an amount that equals 10% of the gross offering proceeds (excluding shares purchased through our distribution reinvestment plan). We expect that all sales of our common shares on the Realty Mogul Platform will be executed through RM Securities during this offering. The use of the Realty Mogul Platform by RM Securities is pursuant to a software and technology license agreement between RM Securities and RM Technologies. Certain employees of Realty Mogul, Co. are also registered representatives sponsored by RM Securities. RM Securities may engage additional broker-dealers or financial advisors that are members of FINRA, which we refer to as participating broker-dealers, to sell our common shares. We anticipate that RM Securities' activity on our behalf will be conducted largely by such registered representatives, and a portion of the sales commission received by RM Securities will be paid to those registered representatives. These dual employees also receive compensation from Realty Mogul, Co., a portion of which is considered an item of value under FINRA rules.

The Selling and Distribution Agreement may be terminated by our Sponsor or RM Securities, as applicable, at any time (i) upon ninety days' prior written notice to the other party, or (ii) immediately in the event of a material breach by the other party, and shall automatically terminate at the close of business on the date this offering is terminated.

The Company has incurred legal expenses of approximately $185,000 in conjunction with this offering, a portion of which will benefit RM Securities. These legal fees are included in the offering and organization costs described in "*Management Compensation*." Realty Mogul, Co. has paid these expenses on our behalf, and the Company will reimburse Realty Mogul, Co. according to the reimbursement procedures for offering and organization costs described elsewhere in this offering circular.

Our Sponsor, which is an affiliate of RM Securities, previously acquired 250 common shares at a price equal to the initial public offering price in connection with our formation. The Sponsor may not sell these shares during this offering, or sell, transfer, assign, pledge, or hypothecate, or subject them to any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the shares for a period of 180 days immediately following the date this offering is qualified, except as allowed under FINRA rules.

The Realty Mogul Platform is not subject to the registration requirements of Section 304 of the JOBS Act because it does not offer and sell securities pursuant to Section 4(a)(6) of the Securities Act, and, therefore, does not meet the definition of a "funding portal."

This offering circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the Realty Mogul Platform website, as well as on the SEC's website at *www.sec.gov*.

In order to subscribe to purchase our common shares, a prospective investor must electronically complete, sign and deliver to us an executed subscription agreement like the one attached as an exhibit to this offering circular and make arrangements to pay for its subscription amount in accordance with the instructions provided therein. If a prospective investor elects to participate in our distribution reinvestment plan, distributions earned from shares purchased will be automatically reinvested pursuant to our distribution reinvestment plan. See "*Description of Common Shares—Distribution Reinvestment Plan*" and Exhibit 4.2.

Settlement will occur as promptly as reasonably practicable after a prospective investor submits a subscription agreement. An investor will become a member of the Company, including for tax purposes, and the shares will be issued, as of the date of settlement. Settlement will not occur until an investor's funds have cleared and our Manager accepts the investor as a member. Once submitted, an investor's subscription is irrevocable. The number of shares issued to an investor will be calculated based on the price per share in effect on the date we receive the subscription.

The Company, or the Manager, acting on the Company's behalf, reserves the right to reject any investor's subscription in whole or in part for any reason, including if the Company, or the Manager, acting on the Company's behalf, determines in its sole and absolute discretion that such investor is not a "qualified purchaser" for purposes of Section 18(b)(4)(D)(ii) of the Securities Act. If any prospective investor's subscription is rejected, the Company will not draw funds from the prospective investor and any funds received from such investor will be returned without interest or deduction.

Existing Investors who desire to purchase additional shares in this offering at regular intervals may be able to do so by electing to participate in the automatic investment program by completing an enrollment form on the Realty Mogul Platform at *www.realtymogul.com*. The minimum periodic investment is $250 per month. If you elect to participate in both the automatic investment program and our distribution reinvestment plan, distributions earned from shares purchased pursuant to the automatic investment program will automatically be reinvested pursuant to our distribution reinvestment plan. ~~While investors must affirmatively elect to participate~~A participant in the automatic investment program~~, once they have made such election, they are not provided notice prior to each scheduled investment made pursuant to the~~ will not be permitted to acquire shares under the automatic investment program ~~and are not required to affirmatively consent to each such investment~~to the extent such purchase would cause the Company to exceed the Tier 2 offering limits set forth in this offering circular. For a discussion of our distribution reinvestment plan, see "*Description of Our Common Shares — Distribution Reinvestment Plan*" and Exhibit 4.2.

144

~~You~~Prior to a participant's periodic investment under the automatic investment program, a notification will be sent to the participant notifying such participant of the following: (i) such participant has previously elected to participate in the automatic investment program whereby a monthly periodic investment will be made on such participant's behalf for additional common shares, (ii) such periodic investment is scheduled to be made on the 10th day of each month, or the following business day if the 10th day of the month falls on a weekend, and (iii) if such participant no longer wishes to participate in the program, such participant can elect to terminate participation at the portion of the Realty Mogul Platform at *www.realtymogul.com* that displays such participant's account information. Such notice will also include a hyperlink to the current version of the offering circular for the Second Follow-on Offering. Notwithstanding such notification sent to each participant prior to such participant's periodic investment, a participant may terminate ~~your~~its participation in the automatic investment program at any time by providing us with notice at *www.realtymogul.com*. If you elect to participate in the automatic investment program, you must agree that if at any time you fail to meet the applicable qualified purchaser limits or cannot make the other investor representations or warranties set forth in the then current offering circular or in the subscription agreement, you will promptly notify us of that fact and your participation in the plan will terminate. In addition, our Manager and those selling shares on our behalf in this offering, will be permitted to make a determination that the participants in our automatic investment program are "qualified purchasers," during periodic reviews or otherwise of the Company's shareholders' compliance with Regulation A, in reliance on the information and representations provided by the participant in compliance with Rule 251(d)(2)(i)(C) of Regulation A. See "*State Law Exemption and Purchase Restrictions*."

State Law Exemption and Offerings to "Qualified Purchasers"

Our common shares are being offered and sold only to "qualified purchasers" (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state "Blue Sky" law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that our common shares offered hereby are offered and sold only to "qualified purchasers" or at a time when our common shares are listed on a national securities exchange. "Qualified purchasers" include: (i) "accredited investors" under Rule 501 of Regulation D and (ii) all other investors so long as their investment in our common shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, the Company, or the Manager, acting on the Company's behalf, reserves the right to reject any investor's subscription in whole or in part for any reason, including if the Company, or the Manager, acting on the Company's behalf, determines in its sole and absolute discretion that such investor is not a "qualified purchaser" for purposes of Regulation A.

We intend to offer and sell our common shares in this offering to qualified purchasers in every state of the United States. However, we intend to offer approximately 2,000,000 shares for sale in Texas and approximately 600,000 shares for sale in Washington.

Certificates Will Not be Issued

We will not issue certificates. Instead, our common shares will be recorded and maintained on the Company's membership register.

Transferability of our Common Shares

Our common shares are generally freely transferable by our shareholders subject to any restrictions imposed by applicable securities laws or regulations, compliance with our ownership and transfer of shares policy, the transfer provisions of our LLC Agreement related to REIT compliance ownership limits and analogous regulatory compliance and receipt of appropriate documentation. The transfer of any of our common shares in violation of our LLC Agreement or our ownership and transfer of shares policy will be deemed invalid, null and void, and of no force or effect. Any person to whom our common shares are attempted to be transferred in violation of our LLC Agreement or our ownership and transfer of shares policy will not be entitled to vote on matters coming

LEGAL MATTERS

Certain legal matters, including the validity of common shares offered hereby, have been passed upon for us by Morris, Manning & Martin, LLP.

EXPERTS

The consolidated financial statements as of December 31, 2023 and 2022, and for the years then ended, incorporated in this offering circular by reference from RealtyMogul Income REIT, LLC's Annual Report on Form 1-K for the year ended December 31, 2023 have been audited by CohnReznick LLP, an independent auditor, as stated in its report thereon, incorporated herein by reference, and have been incorporated in this offering circular by reference in reliance upon the report of such firm given on the authority of said firm as experts in accounting and auditing.

We have not engaged an independent valuation services firm, and do not intend to do so until such time as we determine that one is needed. As further described under "*Description of our Common Shares—Valuation Policies*", the internal accountants or asset managers of our Manager or its affiliates will use the estimated market values provided as well as inputs from other sources in their calculation of our quarterly NAV per share.

ADDITIONAL INFORMATION

We have filed with the SEC an offering statement under the Securities Act on Form 1-A regarding this offering. This offering circular, which is part of the offering statement, does not contain all the information set forth in the offering statement and the exhibits related thereto filed with the SEC, reference to which is hereby made. Following the qualification of our initial offering statement, we became subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are registered pursuant to Regulation A and, accordingly, we file annual reports, semi-annual reports and other information with the SEC. The offering statement, the related exhibits and the reports and other information we file with the SEC will be available to the public free of charge through the SEC's website at *www.sec.gov* that contains reports, information statements and other information regarding issuers that file with the SEC.

The information incorporated by reference herein is an important part of the offering statement and this offering circular. The following documents previously filed with the SEC are incorporated by reference into the offering statement and this offering circular:

- Our Annual Report on Form 1-K for the fiscal year ended December 31, 2023, filed with the SEC on April 26, 2024; and
- Our Current ~~Report~~Reports on Form 1-U filed with the SEC on March 6, 2024 and June 10, 2024.

You may also request a copy of these filings at no cost, by writing, emailing or telephoning us at:

RealtyMogul Income REIT, LLC
c/o RM Adviser, LLC
10573 W. Pico Blvd.
PMB #603
Los Angeles, CA 90064
(877) 781-7153

Within 120 days after the end of each fiscal year we will provide to our shareholders of record an annual report. The annual report will contain audited financial statements and certain other financial and narrative information that we are required to provide to shareholders.

RealtyMogul Income REIT, LLC

Sponsored by
RM Sponsor, LLC

UP TO $~~65,659,498~~67,475,141 IN COMMON SHARES

OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this offering circular. If any such information or statements are given or made, you should not rely upon such information or representation. This offering circular does not constitute an offer to sell any securities other than those to which this offering circular relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This offering circular speaks as of the date set forth below. You should not assume that the delivery of this offering circular or that any sale made pursuant to this offering circular implies that the information contained in this offering circular will remain fully accurate and correct as of any time subsequent to the date of this offering circular.

_______, 2024

PART III—EXHIBITS

Index to Exhibits

Exhibit No.	Description
1.1*	Form of Selling and Distribution Agreement by and between RM Sponsor, LLC and RM Securities, LLC
2.1*	Amended and Restated Certificate of Formation
2.2*	Second Amended and Restated LLC Agreement of RealtyMogul Income REIT, LLC
2.3*	First Amendment to the Second Amended and Restated LLC Agreement of RealtyMogul Income REIT, LLC
2.4*	Second Amendment to the Second Amended and Restated LLC Agreement of RealtyMogul Income REIT, LLC
2.5*	Third Amendment to the Second Amended and Restated LLC Agreement of RealtyMogul Income REIT, LLC
2.6*	Fourth Amendment to the Second Amended and Restated LLC Agreement of RealtyMogul Income REIT, LLC
2.7*	Fifth Amendment to the Second Amended and Restated LLC Agreement of RealtyMogul Income REIT, LLC
2.8*	Form of Sixth Amendment to the Second Amended and Restated LLC Agreement of RealtyMogul Income REIT, LLC
4.1**	Subscription Package
4.2**	Amended and Restated Distribution Reinvestment Plan
6.1*	Loan Servicing Agreement between RealtyMogul Income REIT, LLC and Realty Mogul, Co.
6.2*	Amended and Restated Loan Servicing Agreement between RealtyMogul Income REIT, LLC and Realty Mogul Commercial Capital, Co.
6.3*	License Agreement between RealtyMogul Income REIT, LLC and Realty Mogul, Co.
6.4*	Shared Services Agreement between RM Adviser, LLC and Realty Mogul, Co.
6.5*	Form of Master Technology and Services Agreement between RM Technologies, LLC, RM Sponsor, LLC and RealtyMogul Income REIT, LLC
6.6*	Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and RealtyMogul Income REIT, LLC
6.7*	First Amendment to Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and RealtyMogul Income REIT, LLC
11.1~~*~~*	Consent of Morris, Manning & Martin, LLP (included in Exhibit 12.1)
11.2**	Consent of CohnReznick LLP, Independent Auditors
12.1~~*~~*	Opinion of Morris, Manning & Martin, LLP, as to the legality of the securities being qualified

* Previously filed

** Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on ~~May 16~~[________], 2024.

RealtyMogul Income REIT, LLC

By: RM Adviser, LLC, its Manager

By: */s/ Kevin Moclair*
Name: Kevin Moclair
Title: Chief Accounting Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jilliene Helman Jilliene Helman	Chief Executive Officer of RM Adviser, LLC (Principal Executive Officer)	~~May 16~~[________], 2024
/s/ Kevin Moclair Kevin Moclair	Chief Accounting Officer of RM Adviser, LLC (Principal Financial Officer and Principal Accounting Officer)	~~May 16~~[________], 2024